Kaya Holdings, Inc.

305 South Andrews Avenue, Suite 209

Fort Lauderdale, Florida 33301

July 27, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Mr. John Cash

Mr. Ameed Hamady

Ms. Anne McConnell

Re: Kaya Holdings, Inc. (the “Company”)

Form 10-K/A for Fiscal Year Ended December 31, 2014 (the “Filing”)

Filed April 16, 2015

File No. 333-177532

Ladies and Gentlemen:

In response to the Staff’s comments set forth in their letter of July 15, 2015, the Company herewith files an Amendment on Form 10-K/A to the Filing (the “Amendment”). For the convenience of the Staff, the Company’s response to each comment follows the comment as follows:

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

Comment:	1. Please amend your filing to also provide an auditor’s report for the year ended December 31, 2013. We remind you an amendment is required to include the entire Item being amended and currently dated certifications that refer to the amended Form 10-K.

Response:	In the Amendment, the Company has refiled Item 8 in its entirety, including the auditor’s report for the year ended December 31, 2013, which was inadvertently omitted from the Filing.

Item 9A: Controls and Procedures, page 18

Management’s Report on Internal Control over Financial Reporting, page 18

Comment:	2. Please amend your filing to conclude on the effectiveness of your internal control over financial reporting as of December 31, 2014 rather than December 31, 2013. We remind you an amendment is required to include the entire Item being amended and currently dated certifications that refer to the amended Form 10-K.

Response:	In the Amendment, the Company has refiled Item 9A in its entirety, and has corrected the date referenced by the Staff’s comment from December 31, 2013 to December 31, 2014.

United States Securities and Exchange Commission

July 24, 2015

The Company hereby acknowledges to the Staff that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further comments or questions, please feel free to contact the undersigned at (954) 534-7895 or the Company’s securities counsel, Dale S. Bergman at (786) 888-1744.

Sincerely,

KAYA HOLDINGS, INC.

By: /s/ Craig Frank

Craig Frank,

Chief Executive Officer and

Acting Chief Financial Officer